     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996

                                                       REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                              JUST FOR FEET, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                ALABAMA                              63-0734234
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)

                               ----------------
                        153 CAHABA VALLEY PARKWAY NORTH
                           BIRMINGHAM, ALABAMA 35124
                                (205) 403-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               HAROLD RUTTENBERG
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        153 CAHABA VALLEY PARKWAY NORTH
                           BIRMINGHAM, ALABAMA 35124
                                (205) 403-8000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

   ARTHUR JAY SCHWARTZ, ESQ. SMITH,    JOEL J. HUGHEY, ESQ. ALSTON & BIRD ONE
   GAMBRELL & RUSSELL 3343 PEACHTREE     ATLANTIC CENTER 1201 WEST PEACHTREE
    ROAD, N.E., SUITE 1800 ATLANTA,      STREET ATLANTA, GEORGIA 30309 (404)
     GEORGIA 30326 (404) 264-2620                     881-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

================================================================================

                                                               PROPOSED
                                                 PROPOSED      MAXIMUM
                                  AMOUNT         MAXIMUM      AGGREGATE    AMOUNT OF
  TITLE OF EACH CLASS OF          TO BE       OFFERING PRICE   OFFERING   REGISTRATION
SECURITIES TO BE REGISTERED   REGISTERED(1)    PER SHARE(2)    PRICE(2)       FEE
- --------------------------------------------------------------------------------------
Common Stock, par value
 $.0001 per share.......     1,897,500 shares     $54.82     $104,020,950   $35,870
- --------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes 247,500 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION, DATED JUNE 3, 1996

                                1,650,000 SHARES

                              (JUST FOR FEET LOGO)

                                  COMMON STOCK

  Of the 1,650,000 shares of Common Stock offered hereby, 500,000 are being sold by Just For Feet, Inc. (the "Company") and 1,150,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the shares sold by the Selling Shareholders.

  The Common Stock is quoted on the Nasdaq National Market under the symbol "FEET." The last sale price of the Common Stock on May 31, 1996 as reported on the Nasdaq National Market was $53.63 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION,  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                 Proceeds to
                     Price to     Underwriting   Proceeds to       Selling
                      Public      Discount (1)    Company(2)   Shareholders(2)
- ------------------------------------------------------------------------------
Per Share........      $              $              $               $
Total(3).........     $              $              $               $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated offering expenses of $450,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 247,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the
     Price to Public will total $    , the Underwriting Discount will total
     $     and the Proceeds to Company will total $    . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at
the office of Montgomery Securities on or about    , 1996.

                                  -----------

MONTGOMERY SECURITIES

     THE ROBINSON-HUMPHREY COMPANY, INC.

              WILLIAM BLAIR & COMPANY

                                                   ROBERTSON, STEPHENS & COMPANY

                                       , 1996

+----------------------------------------------------+
+                                                    +
+         [PHOTO OF JUST FOR FEET BUILDING]          +
+                                                    +
+----------------------------------------------------+


                        +----------------------------------------------------+
                        +                                                    +
                        +                [PHOTO OF CROWD SCENE]              +
                        +                                                    +
                        +----------------------------------------------------+




                              GRAND OPENING HUNTSVILLE, AL -- JULY 1995
                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus and incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus (i) gives effect to 3-for-2 splits of the Common Stock effected as stock dividends on each of November 30, 1994 and July 10, 1995, and (ii) assumes no exercise of the Underwriters' over-allotment option. The Company's fiscal year ends on January 31. References to fiscal years by date refer to the fiscal year beginning February 1 of that calendar year; for example "fiscal 1995" began on February 1, 1995 and ended on January 31, 1996. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Just For Feet, Inc. (the "Company" or "Just For Feet") is a rapidly growing operator of superstores specializing in brand-name athletic and outdoor footwear. The Company's goal is to become the leading athletic and outdoor footwear retailer in each of its markets by offering the largest selection of brand-name shoes, superior customer service and technical sales assistance in a high-energy, entertaining store environment. The Company, which began with a single mall-based store in 1977, opened its first superstore in 1988 and since that time has focused on developing and refining its superstore concept. There are presently 40 "Just For Feet" stores operating in twelve states, including seven stores operated by the Company's only franchisee.

  Just For Feet's prototype 15,000 to 20,000 square foot superstore (approximately two-thirds of which is devoted to selling space) offers approximately 2,500 to 4,500 styles of athletic and outdoor shoes as compared to an estimated 200 to 700 styles typically offered by conventional mall-based athletic footwear retailers, department stores and sporting goods superstores. The Company carries most of the leading athletic footwear brands including Nike, Reebok, New Balance, Adidas, Fila, Asics and Converse, as well as outdoor footwear brands such as Timberland and Rockport. The Company seeks to offer virtually all styles in the brands it carries. Just For Feet superstores are primarily free standing and are typically located on outparcels of or adjacent to shopping malls.

  The Company strives to create an exciting and high-energy shopping experience in its superstores through the use of bright colors, upbeat music, an enclosed "half-court" basketball court for use by customers, a multi-screen video bank, a snack bar featuring popcorn and Chicago-style hot dogs, and appearances by sports celebrities. The Just For Feet prototype superstore features 18 separate branded "concept shops," which display the brand's product line. The "concept shops" are typically built and periodically updated by vendors to tie into their national advertising campaigns. The Company also sponsors creative promotional events such as trade-in days and "Midnight Madness" sales.

  The Company believes that the level of customer service it provides is an important competitive advantage. The Company seeks to offer a level of customer service comparable to that typically provided by the leading specialty footwear retailers. Just For Feet trains its employees in all aspects of footwear technology, the performance attributes of the Company's merchandise and common foot problems. The Company staffs its stores with a high ratio of sales associates to customers to assure prompt and personalized service.

  Just For Feet guarantees that it will match any competitor's advertised price and offers a family frequent buyer plan under the slogan "Just For Feet--Where the 13th Pair is FREE!"(R), through which the Company gives participating customers the thirteenth pair of shoes free (up to the average purchase price of the previous twelve pairs). In addition, the Company seeks to enhance its reputation for value oriented pricing by offering a limited selection of close-out merchandise at prices generally ranging from 30% to 60% below manufacturers' suggested retail prices displayed in an area at the front of each store called the "Combat Zone." The Company believes that offering a wide selection of competitively priced, brand-name footwear provides superior value to its customers.

  The Company's expansion strategy is to open stores in new and existing metropolitan markets, including those markets with the potential for multiple sites, which enables the Company to capture advertising and operating efficiencies. In addition, the Company will continue to open stores in smaller, single store markets. The Company's strategy is to concentrate its efforts on opening Company operated stores. During fiscal 1996 and the first quarter of fiscal 1997, Just For Feet expects to open a total of 27 stores, with approximately 16 new stores expected to open in fiscal 1996 and approximately 11 new stores expected to open in the first quarter of fiscal 1997. The Company intends to open six additional stores prior to the end of fiscal 1997, for a total of 60 Company-owned stores. The Company has opened six Company stores to date in fiscal 1996. In addition to its prototype stores, the Company has opened three high-visibility, high-profile "flagship" stores, including its original Las Vegas store. The Company has plans to open an additional four flagship stores in selected locations. Initial capital expenditures associated with opening such flagship stores are higher than for prototype stores; however, the Company believes that such increased costs will be offset by additional revenue generated by the enhanced entertainment and visibility provided by such stores, and that the overall profitability of such stores will be equivalent to that of the Company's prototype stores. In order to access markets too small to support a traditional Just for Feet superstore, the Company is contemplating the introduction of a smaller store, offering a more limited selection of athletic and outdoor footwear. Management anticipates that it may develop this smaller store concept either internally or through the acquisition of an existing footwear retailer currently operating in the manner envisioned for the new stores.

                              RECENT DEVELOPMENTS

  . New Store Openings. The Company has opened six new Company stores to date in fiscal 1996 and expects to open approximately 21 additional new stores during the remainder of fiscal 1996 and the first quarter of fiscal 1997. The Company intends to open six additional stores prior to the end of fiscal 1997, for a total of 60 Company-owned stores.

  . Additions to Management. To support its continuing rapid growth, the Company has added key personnel in the areas of regional management, finance and accounting, new store construction and development and management information systems. The Company has continued its commitment to employee training and education by refining and improving the "Just For Feet University" training program, whereby all new store managers undergo an extensive two- to three-week training program to enhance their understanding of all aspects of the Company's business.


  . Three Months Operating Results. For the three months ending April 30,
    1996, the Company had net sales of $49.1 million compared to net sales of $21.1 million in the comparable period of fiscal 1995. This 132.5% increase in net sales resulted from the opening of 14 new stores since April 30, 1995 and the increase in comparable store sales of approximately 42.0% for the first three months of fiscal 1996. Net income increased to $3.5 million or $0.19 per share, a 111% per share increase over the prior year period.

                                  THE OFFERING

Common Stock offered by the Company......    500,000 shares
Common Stock offered by the Selling        1,150,000 shares
 Shareholders............................
Common Stock to be outstanding after the  18,191,368 shares(1)
 offering................................
Use of proceeds.......................... To finance new store openings and for general corporate purposes, including
                                          possible future acquisitions.
Nasdaq National Market symbol............ FEET

- --------
(1) Excludes (a) 1,412,333 shares of Common Stock issuable as of May 31, 1996 upon the exercise of outstanding stock options, 363,187 of which are exercisable within the next 60 days, and (b) 1,587,667 shares reserved for future issuance under the Company's Stock Option Plans.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (In thousands, except per share and selected operating data)

                                                                           THREE MONTHS
                                        FISCAL YEAR                       ENDED APRIL 30,
                          ----------------------------------------------  ----------------
                           1991    1992     1993        1994      1995     1995     1996
                          ------  -------  -------     -------  --------  -------  -------
INCOME STATEMENT DATA:
 Net sales..............  $8,468  $17,155  $23,678     $56,363  $119,819  $21,136  $49,150
 Gross profit...........   3,141    6,895    9,611      23,871    50,850    8,859   20,753
 Store contribution(1)..   1,046    2,106    2,853       6,975    14,874    2,264    5,804
 Executive options ex-
  pense.................     --       --     1,222 (2)     --        --       --       --
 Litigation settlement
  expense...............     647      --       --          --        --       --       --
 Operating income
  (loss)................    (139)   1,087       53 (3)   4,770    11,628    1,588    4,405
 Net income (loss)......    (198)     559     (203)(3)   3,218     9,722    1,459    3,473
 Net income (loss) per
  share.................  $(0.03) $  0.08  $ (0.03)(3) $  0.27  $   0.57  $  0.09  $  0.19
 Weighted average shares
  outstanding...........   7,016    7,016    7,605      11,966    17,030   15,983   18,640
SELECTED OPERATING DATA:
 Company Store Data:
 Increase in comparable
  store sales(4)........    16.3%    11.8%     6.2%       10.2%     17.9%    10.4%    42.0%
 Number of stores at end
  of period.............       2        3        5          15        27       16       30
 Franchise Store Data:
 Number of stores at end
  of period.............       1        2        4           5         7        7        7

                                                               APRIL 30, 1996
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(5)
                                                            -------- -----------
BALANCE SHEET DATA:
 Working capital........................................... $102,479  $127,501
 Total assets..............................................  192,776   217,798
 Long-term debt obligations................................    6,730     6,730
 Shareholders' equity......................................  152,700   177,722

- --------
(1) Computed as gross profit less store operating expenses and pre-opening expenses.
(2) Represents the expense attributable to the issuance of certain executive options, which is primarily a non-cash charge. See Note 11 to the Company's Consolidated Financial Statements incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1996.
(3) Excluding the executive options expense, primarily a non-cash charge, operating income, net income and net income per share would have been $1,275,000, $736,000 and $0.10, respectively, for fiscal 1993.
(4) Company operated stores (one to sixteen stores during the periods presented) are included in the comparable store sales calculation beginning generally in the thirteenth month of operation or upon their acquisition assuming at least twelve months of prior operations.
(5) Adjusted to give effect to the sale by the Company of 500,000 shares of Common Stock at an assumed offering price of $53.63 per share and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Except for historical information contained in this Prospectus and in the documents incorporated in this Prospectus by reference, the matters discussed herein and therein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission (the "Commission").

EXPANSION PLANS

  The Company's growth is dependent, in large part, on its ability to open new superstores and to operate such stores profitably. The Company opened 12 of its 33 Company-owned stores in fiscal 1995 and has opened six Company stores to date in fiscal 1996. The Company expects to open a total of 27 new stores during fiscal 1996 and the first quarter of fiscal 1997, with approximately 16 new stores expected to open in fiscal 1996 and approximately 11 new stores expected to open in the first quarter of fiscal 1997. The Company also intends to open six additional stores prior to the end of fiscal 1997, for a total of 60 Company-owned stores. Of these new stores, the Company intends to open four high-visibility, high profile "flagship" stores, modeled on its original Las Vegas store, in selected locations. Initial capital expenditures associated with opening such flagship stores are higher than for prototype stores. The Company may accelerate the opening of new stores in any one fiscal quarter. The Company has not previously opened more than seven stores in any fiscal quarter. The Company's ability to open these numbers of stores on a timely basis will depend upon a number of factors, including the identification and acquisition or leasing of suitable sites on acceptable terms, the construction or refurbishment of sites, the hiring, training, and retention of skilled managers and personnel and other factors, some of which may be beyond the Company's control. In addition, adverse weather conditions may affect the ability of the Company to complete construction of new stores on schedule. As a result, there can be no assurance that Just For Feet will be able to achieve its targets for opening new stores. The Company's expansion plans include the opening of additional stores in market areas where the Company has already opened stores. There can be no assurance that opening such additional stores in the same market area will not reduce sales at existing Company stores located in that area. In addition, the Company continues to evaluate select opportunities to expand internationally, but presently has no formal plans for such expansion. There can be no assurance that the Company's new or acquired stores will be profitable or achieve sales and profitability comparable to the Company's existing stores. To support the Company's continued growth, the Company is evaluating the possibility of constructing a new corporate headquarters facility. Failure to construct a new headquarters facility in a cost effective and timely manner without disrupting the Company's operations may have a material adverse effect on the Company. If the Company's management is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Expansion Strategy."

FLUCTUATIONS IN COMPARABLE STORE SALES

  A variety of factors affect the Company's comparable store sales results including, among others, economic conditions, fashion trends, the retail sales environment, sourcing and distribution of products and the Company's ability to execute its business strategy efficiently. The Company's quarterly comparable store sales results have fluctuated significantly in the past. The Company's comparable store sales results were 6.2%, 10.2% and 17.9% in fiscal 1993, 1994 and 1995, respectively, and 42.0% in the first quarter of fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company does not expect comparable store sales to continue to increase at similar rates in the future and there can be no assurance that the Company will continue to generate comparable store sales increases. The Company's comparable store sales results could cause the price of the Common Stock to fluctuate substantially.

POTENTIAL DEVELOPMENT OF SMALL STORE CONCEPT

  In order to access markets too small to support a traditional Just For Feet superstore, the Company is contemplating the introduction of a smaller store offering a more limited selection of athletic and outdoor footwear. The new stores would be operated by a separate division and largely managed independently of Just For Feet. Management anticipates that, should it elect to pursue this new concept, the new stores and the new operating division would be developed either internally by Just For Feet or through the acquisition of an existing athletic and outdoor footwear retailer currently operating in the manner envisioned for the new stores. The Company has engaged in preliminary discussions with an existing athletic footwear retailer regarding a potential acquisition by the Company, but such discussions are in the very early stages and no prediction can be made as to whether this or any other acquisition by the Company will be pursued or consummated. Regardless of the means by which it may be developed, implementation of such new concept could involve significant start-up costs.

  No assurance can be given that the Company will proceed with the development of the new concept or, if implemented, that it will be successful or that it will not have a material adverse effect on the Company's operating results due to start-up costs, potential diversion of management's attention or cannibalization of sales from existing stores. If the Company chooses to implement the concept through the acquisition of an existing business, there can be no assurance that the Company will be able to successfully integrate the acquired business into its operations.

POTENTIAL ACQUISITIONS

  Although the Company has no current commitments or understandings with respect to the acquisition of any entity, the Company has explored and continues to explore acquisitions, including acquisitions of entities employing an alternative format to that of Just For Feet. There can be no assurance that the Company will be able to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. Any acquisitions may be financed through the issuance of Common Stock, which may dilute the Company's stockholders, or through the incurrence of additional indebtedness. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention, and there can be no assurance that the Company will be able to successfully integrate acquired businesses into its operations. In addition, any businesses acquired by the Company may have lower margins than the Company, which would adversely affect the Company's results of operations for the period in which any such acquisition occurs and subsequent periods until the acquired business is fully integrated.

RELIANCE ON KEY VENDORS

  The Company's business is dependent to a significant degree upon its ability to purchase brand-name merchandise at competitive prices. For the three months ended April 30, 1996, approximately 73% of the Company's net sales were sales of merchandise purchased from five vendors, including approximately 52% purchased from Nike and Reebok combined. The loss of certain key vendors could have a material adverse effect on the Company's business. Just For Feet believes that its relationships with its key vendors are satisfactory and that the Company has adequate sources of brand-name merchandise; however, there can be no assurance that the Company will be able to acquire such merchandise at competitive prices or on competitive terms in the future. Certain merchandise that is high profile and in high demand is allocated by vendors based upon the vendors' internal criteria. The Company also purchases close-out merchandise from vendors at significant price discounts. Although the Company has been able to purchase sufficient quantities of allocated and close-out merchandise in the past, there can be no assurance that the Company will be able to obtain sufficient amounts of such merchandise in the future. A fundamental element of Just For Feet's merchandising strategy is the use of "concept shops" to display a leading brand's product line on fixtures typically designed to tie into national advertising campaigns. These "concept shops" are typically designed, built and periodically updated by the Company's vendors. There can be no assurance that this form of vendor support, which provides substantial financial and merchandising benefits to the Company, will continue in the future. In addition, the Company's vendors provide support to the Company through cooperative advertising allowances, employee training, and promotional events. There can be no assurance that such assistance from the Company's vendors will continue in the future.

MERCHANDISE TRENDS

  The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business. If the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be required to sell a significant amount of unsold inventory at below average markups over the Company's cost, or below cost, which could have an adverse effect on the Company's financial condition or results of operations.

RELIANCE ON KEY PERSONNEL

  The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Harold Ruttenberg, its founder, Chairman, President and Chief Executive Officer. The loss of his services could have a material adverse effect on the Company. The Company carries key man life insurance on Mr. Ruttenberg in the amount of $1,709,000.

SMALL STORE BASE

  The Company opened its first superstore in 1988. The Company currently operates 33 Just For Feet stores, and another seven stores are operated by a single franchisee of the Company. Nine of the Company operated stores and two franchise stores were opened in fiscal 1994, twelve Company operated stores and two franchise stores were opened in fiscal 1995 and six Company operated stores have been opened to date in fiscal 1996. Consequently, the Company has a limited history of opening and operating superstores. The comparable store base used for the calculation of comparable store data currently consists of only 16 stores. The results achieved to date by the Company's relatively small store base may not be indicative of the results that may be achieved from a larger number of stores. Accordingly, the results of any single store may have a significant impact on the overall comparable store data. In addition, should any new store be unprofitable or should any existing store experience a decline in profitability, the effect on the Company's results of operations could be significant. Although the Company believes it has planned carefully for the implementation of its expansion program, there can be no assurance that such plans can be executed as envisioned or that the implementation of those plans will not have an adverse effect on existing operations or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT INFORMATION SYSTEMS

  To manage its expansion, the Company is continually evaluating the adequacy of its existing systems and procedures, including financial controls, management information systems and superstore management. In fiscal 1995, the Company spent $2.1 million to upgrade and expand its existing management information systems. This upgrade and expansion was substantially implemented in December 1995 on a Company-wide basis. The Company believes that such Company-wide implementation was successful, and that the completed upgrade and expansion will support the Company's growth during the foreseeable future; however, there can be no assurance of such success. In addition, there can be no assurance that the Company will continue to anticipate all of the changing demands which its expanding operations will impose on such systems and procedures. The Company's failure to expand or successfully implement internal systems or procedures as required could adversely affect its future operating results.

COMPETITION

  The retail athletic footwear industry is highly competitive. The Company competes primarily with sporting goods superstores, athletic footwear specialty stores, department stores, discount stores, traditional shoe stores, traditional sporting goods stores and mass merchandisers and other athletic footwear superstores, many of which are units of national or regional chains that have substantially greater financial and marketing resources than the Company and several of which have developed their own superstore concepts. Within the past several years, new independent athletic footwear retailers have opened superstores similar in format to those of the Company that, in some instances, are competing directly with the Company. The Company may face periods of intense competition in the future which could have an adverse effect on its financial results.

QUARTERLY AND SEASONAL FLUCTUATIONS AND GENERAL ECONOMIC CONDITIONS

  The Company's quarterly results of operations may fluctuate materially depending on the timing of new store openings and related pre-opening expenses, net sales contributed by new stores and increases or decreases in comparable store sales. New store openings will have a significant impact on quarterly operating results for the foreseeable future due to the Company's small base of existing stores. The Company's operating results may be adversely affected by unfavorable local, regional or national economic conditions, especially those affecting the southeastern and southwestern regions of the United States, where most of the Company's stores are located. The Company's business is also subject to some seasonal fluctuation, with slightly heavier concentrations of sales during the spring, back-to-school and Christmas selling seasons.

VOLATILITY OF STOCK PRICE

  The market price of the Company's Common Stock has risen substantially since its initial public offering in March 1994. The Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the retail industry or in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many retail stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. The Company's Common Stock currently trades at a relatively high price-earnings multiple, due in part to analysts' expectations of continued earnings growth. Accordingly, even a relatively small shortfall in earnings from, or change in, analysts' expectations may cause an immediate and substantial decline in the Company's Common Stock price. These and other factors may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 500,000 shares offered by the Company hereby (at an assumed public offering price of $53.63 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $25.0 million ($37.6 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds primarily to finance new store openings and for general corporate purposes including possible future acquisitions (although the Company has no current commitments or understandings with respect to any particular acquisition). Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment grade securities.

  The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the Nasdaq National Market under the symbol "FEET." The following table sets forth, for the Company's fiscal periods indicated, the high and low sale prices per share for the Common Stock, as reported on the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL 1994
   First Quarter (From March 8, 1994)............................ $ 7.45 $ 5.78
   Second Quarter................................................   7.45   4.78
   Third Quarter.................................................  13.89   6.89
   Fourth Quarter................................................  15.56  11.17
   FISCAL 1995
   First Quarter................................................. $20.25 $12.92
   Second Quarter................................................  30.63  18.58
   Third Quarter.................................................  35.88  22.63
   Fourth Quarter................................................  37.00  24.13
   FISCAL 1996
   First Quarter................................................. $49.38 $28.13
   Second Quarter (through May 31, 1996).........................  57.38  46.88

  On May 31, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $53.63 per share. As of May 31, 1996, there were approximately 215 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its capital stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, contractual restrictions, the general financial condition of the Company and general business conditions.

                                CAPITALIZATION

  The following table sets forth the short-term obligations and capitalization of the Company at April 30, 1996 on an actual basis and as adjusted to give effect to the sale of the 500,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $53.63 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                              APRIL 30, 1996
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Short-term borrowings..................................... $     --  $    --
Current maturities of long-term obligations...............      878       878
                                                           --------  --------
    Total short-term obligations.......................... $    878  $    878
                                                           ========  ========
Long-term debt less current maturities.................... $  5,166  $  5,166
Capital lease obligations less current maturities.........    1,564     1,564
Shareholders' equity(1):
  Preferred stock--par value $.0001 per share; 5,000,000
   shares authorized; no shares issued and outstanding....      --        --
  Common stock, par value $.0001 per share; 20,000,000(2)
   shares authorized; 17,551,861 and 18,051,861 shares
   issued and outstanding on an actual and as adjusted
   basis, respectively(3).................................        2         2
  Paid-in capital.........................................  135,082   160,104
  Retained earnings.......................................   17,616    17,616
                                                           --------  --------
    Total shareholders' equity............................  152,700   177,722
                                                           --------  --------
      Total capitalization................................ $159,430  $184,452
                                                           ========  ========

- --------
(1) For a description of shares of Common Stock reserved for issuance pursuant to options granted under the Company's Stock Option Plans, see Note 11 of Notes to the Consolidated Financial Statements incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1996.
(2) On May 28, 1996, the shareholders of the Company approved an increase in the number of authorized shares of Common Stock from 20,000,000 shares to 70,000,000 shares.
(3) Excludes (a) 1,412,333 shares of Common Stock issuable as of May 31, 1996 upon the exercise of outstanding stock options, 363,187 of which are exercisable within the next 60 days, and (b) 1,587,667 shares reserved for future issuance under the Company's Stock Option Plans.

                            SELECTED FINANCIAL DATA

         (In thousands, except per share and selected operating data)

  The following income statement and balance sheet data at the end of and for fiscal 1991, 1992, 1993, 1994 and 1995 have been derived from the Company's audited consolidated financial statements. The selected financial data for the three months ended April 30, 1995 and 1996 have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for the three months ended April 30, 1996 may not be indicative of the results to be achieved for the entire fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and related notes and other financial information included elsewhere or incorporated by reference herein.

                                                                            THREE MONTHS
                                        FISCAL YEAR                       ENDED APRIL 30,
                          ----------------------------------------------  -----------------
                           1991    1992     1993        1994      1995     1995      1996
                          ------  -------  -------     -------  --------  -------  --------
INCOME STATEMENT DATA:
Net sales...............  $8,468  $17,155  $23,678     $56,363  $119,819  $21,136  $ 49,150
Cost of sales...........   5,327   10,260   14,067      32,492    68,969   12,277    28,397
                          ------  -------  -------     -------  --------  -------  --------
  Gross profit..........   3,141    6,895    9,611      23,871    50,850    8,859    20,753
Franchise fees and
 royalties earned.......      82      257      417         379       485      105       122
Operating expenses:
  Store operating.......   2,095    4,649    6,628      16,197    33,264    6,085    13,905
  Pre-opening costs.....     --       140      130         699     2,712      509     1,044
  General and
   administrative.......     620    1,276    1,995       2,584     3,731      782     1,521
  Executive options.....     --       --     1,222 (1)     --        --       --        --
  Litigation
   settlements..........     647      --       --          --        --       --        --
                          ------  -------  -------     -------  --------  -------  --------
  Operating income
   (loss)...............    (139)   1,087       53 (2)   4,770    11,628    1,588     4,405
Interest income (ex-
 pense), net............    (170)    (185)     (85)        376     2,930      492       958
                          ------  -------  -------     -------  --------  -------  --------
  Income (loss) before
   income taxes.........    (309)     902      (32)      5,146    14,558    2,080     5,363
Provision (benefit) for
 income taxes...........    (111)     343      171       1,928     4,836      621     1,890
                          ------  -------  -------     -------  --------  -------  --------
  Net income (loss).....  $ (198) $   559  $  (203)(2) $ 3,218  $  9,722  $ 1,459  $  3,473
                          ======  =======  =======     =======  ========  =======  ========
Net income (loss) per
 share..................  $(0.03) $  0.08  $ (0.03)(2) $  0.27  $   0.57  $  0.09  $   0.19
                          ======  =======  =======     =======  ========  =======  ========
Weighted average shares
 outstanding............   7,016    7,016    7,605      11,966    17,030   15,983    18,640
SELECTED OPERATING DATA:
Company Store Data:
 Increase in comparable
  store sales(3)........    16.3%    11.8%     6.2%       10.2%     17.9%    10.4%     42.0%
 Number of stores at end
  of period.............       2        3        5          15        27       16        30
Franchise Store Data:
 Number of stores at end
  of period.............       1        2        4           5         7        7         7
                                        JANUARY 31,                          APRIL 30,
                          ----------------------------------------------  -----------------
                           1992    1993     1994        1995      1996     1995      1996
                          ------  -------  -------     -------  --------  -------  --------
BALANCE SHEET DATA:
Working capital.........  $1,400  $   668  $ 2,192     $64,617  $108,304  $55,571  $102,479
Total assets............   4,174    7,342   16,012      89,505   243,580  104,451   192,776
Long-term debt
 obligations............   1,398      865      902       3,102     6,696    3,168     6,730
Redeemable convertible
 preferred stock........     --       --     3,017         --        --       --        --
Shareholders' equity....     870    1,431    1,483      72,983   149,270   74,459   152,700

- -------
(1) Represents the expense attributable to the issuance of certain executive options, primarily a non-cash charge. See Note 11 to the Company's Consolidated Financial Statements incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1996.
(2) Excluding the executive option expense, primarily a non-cash charge, operating income, net income and net income per share would have been $1,275,000, $736,000 and $0.10, respectively, for fiscal 1993.
(3) Company operated stores (one to sixteen stores during the periods presented) are included in the comparable store sales calculation beginning generally in the thirteenth month of operation or upon their acquisition assuming at least twelve months of prior operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Just For Feet was founded in 1977 by its current Chairman and Chief Executive Officer, Harold Ruttenberg, with the opening of a small mall-based store in Birmingham, Alabama. In 1988, Just For Feet opened its first superstore adjacent to the Galleria Mall in Birmingham. As a result of the success and high sales volume generated by the larger store format, since that time the Company has focused on developing and refining its superstore concept.

  There are presently 40 Just For Feet stores operating in twelve states, including seven stores operated by the Company's only franchisee. Of the 33 Company operated stores, 12 stores were opened in fiscal 1995 and six have been opened during fiscal 1996. The Company expects to open a total of 27 new stores during fiscal 1996 and the first quarter of fiscal 1997, with approximately 16 new stores expected to open in fiscal 1996 and approximately 11 new stores expected to open in the first quarter of fiscal 1997. The Company intends to open six additional stores prior to the end of fiscal 1997 for a total of 60 Company-owned stores. The Company may accelerate the opening of new stores in any one fiscal quarter.

  In addition to its prototype stores, the Company has opened three high-visibility, high-profile "flagship" stores, including its original Las Vegas store. The Company has plans to open an additional four flagship stores in selected locations. Initial capital expenditures associated with opening such flagship stores are higher than for prototype stores; however, the Company believes that such increased costs will be offset by additional revenue generated by the enhanced entertainment and visibility provided by such stores, and that the overall profitability of such stores will be equivalent to that of the Company's prototype stores.

  In order to access markets too small to support a traditional Just For Feet superstore, the Company is contemplating the introduction of a smaller store, offering a more limited selection of athletic and outdoor footwear. Management anticipates that, should it elect to pursue this new concept, it would be developed either internally or through the acquisition of an existing footwear retailer currently operating in the manner envisioned for the new stores. Regardless of the means by which it may be developed, implementation of this new concept could involve significant start-up costs.

  In recent years, the Company has achieved positive comparable store sales growth on an annual basis. Comparable store sales increased 16.3%, 11.8%, 6.2%, 10.2% and 17.9% in fiscal years 1991 through 1995. During the first three months of fiscal 1996, comparable store sales increased 42.0%. The Company does not expect comparable store sales to continue to increase at such rates, nor can any assurance be given that comparable store sales will continue to increase.

  For fiscal 1996, the Company adopted a bonus plan for all corporate level employees. Under the plan, such employees are eligible to receive a year-end bonus equal to a percentage of their annual salaries based on the Company's fiscal 1996 per share operating results in excess of a target level. A maximum of $2.5 million can be distributed to participants under the plan.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, income statement data expressed as a percentage of net sales:

                                                        THREE MONTHS
                                 FISCAL YEAR           ENDED APRIL 30,
                              -----------------------  ----------------
                              1993       1994   1995    1995     1996
                              -----      -----  -----  -------  -------
Net sales...................  100.0%     100.0% 100.0%   100.0%   100.0%
Cost of sales...............   59.4       57.7   57.6     58.1     57.8
                              -----      -----  -----  -------  -------
  Gross profit..............   40.6       42.3   42.4     41.9     42.2
Franchise fees and royalties
 earned.....................    1.7        0.6    0.5      0.5      0.2
Operating expenses:
  Store operating...........   28.0       28.7   27.8     28.8     28.3
  Pre-opening costs.........    0.5        1.2    2.3      2.4      2.1
  General and administra-
   tive.....................    8.4        4.6    3.1      3.7      3.1
  Executive options.........    5.2        --     --       --       --
                              -----      -----  -----  -------  -------
    Operating income........    0.2(1)     8.4    9.7      7.5      8.9
Interest income (expense),
 net........................   (0.3)       0.7    2.4      2.3      2.0
                              -----      -----  -----  -------  -------
Income (loss) before income
 taxes......................   (0.1)       9.1   12.1      9.8     10.9
Provision for income taxes..    0.8        3.4    4.0      2.9      3.8
                              -----      -----  -----  -------  -------
  Net income (loss).........   (0.9)%(1)   5.7%   8.1%     6.9%     7.1%
                              =====      =====  =====  =======  =======

- --------
(1) Excluding the expense attributable to the issuance of certain executive options, primarily a non-cash charge, operating income and net income would have been 5.4% and 3.1%, respectively, for fiscal 1993.

THREE MONTHS ENDED APRIL 30, 1996 COMPARED TO THREE MONTHS ENDED APRIL 30,
1995

  Net Sales. Net sales increased $28.1 million or 133% to $49.2 million in the first quarter of fiscal 1996 compared to net sales of $21.1 million for the first quarter of fiscal 1995. This increase was primarily attributable to fourteen new stores opened since April 30, 1995, and an increase in comparable store sales of 42.0%. This calculation for comparable store sales currently includes a total of sixteen stores. The comparable store sales increase was primarily due to an increase in the number of footwear units sold.

  Gross Profit. Gross profit as a percentage of net sales increased to 42.2% in the first quarter of fiscal 1996 from 41.9% in the first quarter of fiscal 1995.

  Store Operating Expenses. Store operating expenses increased $7.8 million or 128% to $13.9 million in the first quarter of fiscal 1996 from $6.1 million in the first quarter of fiscal 1995. The increase was primarily attributable to the operating expenses of the fourteen stores opened since April 30, 1995. As a percentage of net sales, store operating expenses decreased to 28.3% in the first quarter of fiscal 1996 from 28.8% in the first quarter of fiscal 1995.

  Store Pre-Opening Costs. Store pre-opening costs, which are amortized over the 12 months following a store opening, increased to $1.0 million in the first quarter of fiscal 1996 from $509,000 in the first quarter of fiscal 1995, as a result of new store openings.

  General and Administrative Expenses. General and administrative expense increased $739,000 or 94.5% but decreased as a percentage of net sales from 3.7% to 3.1% in the first quarter of fiscal 1996. The dollar increase was primarily due to increased personnel and infrastructure costs associated with store operations and management information systems, as well as the accrual of amounts related to the corporate bonus plan. The percentage decrease resulted from greater efficiencies of scale in the Company's operations.

  Operating Income. Operating income increased to $4.4 million in the first quarter of fiscal 1996 from $1.6 million in the first quarter of fiscal 1995. As a percentage of net sales, operating income increased to 8.9% in the first quarter of fiscal 1996 from 7.5% in the first quarter of fiscal 1995.

  Net Interest Income. Net interest income was $958,000 in the first quarter of fiscal 1996 compared to $492,000 in the first quarter of fiscal 1995. This increase was primarily attributable to investing the proceeds of the Company's January and September 1995 public offerings of Common Stock.

  Net Income. As a result of the above factors, net income increased to $3.5 million in the first quarter of fiscal 1996 from net income of $1.5 million in the first quarter of fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net Sales. Net sales increased $63.4 million or 113% for fiscal 1995 to $119.8 million compared to net sales of $56.4 million for fiscal 1994. This increase was primarily attributable to the 12 new stores opened during the year. These new stores accounted for $29.7 million in additional net sales compared with fiscal 1994. In addition, there was an increase in comparable store sales of 17.9%. The calculation of comparable store sales for the period includes 15 stores.

  Gross Profit. Gross profit as a percentage of net sales increased to 42.4% in fiscal 1995 compared to 42.3% for fiscal 1994.

  Store Operating Expenses. Store operating expenses increased $17.1 million or 105.6% to $33.3 million in fiscal 1995 from $16.2 million in fiscal 1994. This increase was primarily attributable to the operating expenses of the 12 new stores opened during fiscal 1995. As a percentage of net sales, store operating expenses decreased to 27.8% in fiscal 1995 from 28.7% in fiscal 1994.

  Store Pre-opening Costs. Store pre-opening costs, which are amortized over the 12 months following a store opening, increased to $2.7 million in fiscal 1995 from $699,000 in fiscal 1994 as a result of 12 new store openings during fiscal 1995.

  General and Administrative Expense. General and administrative expense increased $1.1 million or 44.4% but decreased as a percentage of net sales in fiscal 1995 to 3.1% from 4.6% in fiscal 1994. The dollar increase was primarily due to increasing the store operations and management information systems infrastructure, while the percentage decrease resulted from greater efficiencies of scale in the Company's operations.

  Operating Income. Operating income increased to $11.6 million in fiscal 1995 from $4.8 million in fiscal 1994 and increased as a percentage of net sales to 9.7% in fiscal 1995 from 8.4% in the prior year. Both the dollar and percentage increases were primarily due to 12 new stores opened during fiscal 1995.

  Net Interest Income. Net interest income was $2.9 million in fiscal 1995 compared to $376,000 in fiscal 1994. The increase was primarily attributable to investing the proceeds of two public offerings of the Company's common stock during January and September 1995.

  Net Income. As a result of the above factors, net income increased to $9.7 million in fiscal 1995 from $3.2 million in fiscal 1994, representing a 203.1% increase over the prior period.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company does not experience significant seasonal fluctuations in its business. However, the highest sales periods for the Company are the spring, back-to-school and Christmas selling seasons. The Company also generally experiences lower gross margins during January and February due to retail markdowns taken to clear seasonal merchandise. Quarterly results may fluctuate materially depending on the timing of new store openings and related pre-opening expenses, net sales contributed by new stores and increases or decreases in comparable store sales.

  The following table sets forth certain unaudited results of operations for the Company's last five quarters ended April 30, 1996. The unaudited information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown. All amounts shown are in thousands, except per share and store data.

                                              FISCAL 1995           FISCAL 1996
                                    ------------------------------- -----------
                                     FIRST  SECOND   THIRD  FOURTH     FIRST
                                    QUARTER QUARTER QUARTER QUARTER   QUARTER
                                    ------- ------- ------- ------- -----------
Net sales.......................... $21,136 $25,435 $34,770 $38,478   $49,150
Gross profit.......................   8,859  10,811  14,287  16,893    20,753
Operating income...................   1,588   2,691   3,307   4,041     4,405
Net income.........................   1,459   2,056   2,951   3,256     3,473
Net income per share............... $  0.09 $  0.13 $  0.17 $  0.18   $  0.19
Weighted average shares
 outstanding.......................  15,983  16,372  17,565  18,506    18,640
Company stores at end of period....      16      21      24      27        30

LIQUIDITY AND CAPITAL RESOURCES

  Just For Feet's primary sources of working capital are the proceeds of two public offerings of common stock in January and September 1995, and the Company's ability to borrow under its line of credit. The Company had working capital of $2.2 million, $64.6 million, $108.3 million and $102.5 million at January 31, 1994, 1995 and 1996, and April 30, 1996, respectively. The principal use of working capital has been to purchase inventory, equipment and fixtures. During fiscal 1995, the Company acquired property and equipment of $6.9 million to open 12 new stores, invested $2.1 million to upgrade its management information systems and spent $2.2 million on the construction of the new corporate headquarters facility. The Company's short-term operational cash requirements are not highly seasonal. The Company had $86.2 million in cash and marketable securities as of April 30, 1996.

  In September 1995, the Company completed a public offering of 2,100,000 shares of Common Stock at $33.00 per share. Net proceeds of approximately $65.6 million are being used to acquire fixed assets and inventory for the opening of new stores. A portion of such net proceeds were also used to upgrade and expand the Company's management information systems.

  As of April 30, 1996, the Company had no borrowings under its revolving bank line of credit. The line of credit, which expires July 1, 1996, permits the Company to borrow up to $10.0 million for general working capital purposes. The Company is renegotiating a new credit line, and expects such new credit line to be in place by July 1, 1996. Borrowings under the existing line of credit bear interest at either the bank's prime rate (8.25% at April 30, 1996) or a rate based on LIBOR, and are unsecured. The line of credit contains certain financial covenants and other restrictions. The Company also has several lease arrangements with leasing companies that the Company uses to finance certain store fixtures, point-of-sale equipment and management information systems.

  Just For Feet's primary capital requirements are for the openings of new superstores. The Company estimates that the total cash required to open a new 15,000 to 20,000 square foot prototype superstore, including store fixtures and equipment, leasehold improvements, net working capital and pre-opening costs, typically ranges from $1.2 to $2.0 million, depending on the amount of vendor and landlord assistance, while the total cash required to open a flagship store ranges from $2.0 to $2.5 million. During fiscal 1996 and the first quarter of fiscal 1997, the Company expects to open a total of 27 stores, with approximately 16 stores expected to open in fiscal 1996 and approximately 11 stores expected to open in the first quarter of fiscal 1997. Six of such 27 stores have been opened during fiscal 1996 to date. The Company intends to open six additional stores prior to the end of fiscal 1997, for a total of 60 Company-owned stores. Of the new stores to be opened, four are expected to be flagship stores.

  The Company is not currently planning any major capital expenditures other than new store openings. Although the Company has no current commitments or understandings with respect to the acquisition of any entity, the Company has explored and continues to explore acquisitions, including acquisitions of entities employing an alternative format to that of Just For Feet. The Company may utilize an acquisition to develop its new smaller store concept. Regardless of whether the Company utilizes an acquisition to implement its new concept or develops the concept internally, the Company may incur significant start-up costs. In addition, to support the Company's continued growth, the Company plans to continue to invest in information systems and personnel, and is evaluating the possibility of constructing a new corporate headquarters. The Company believes that whether or not the Company makes any acquisitions or constructs a new corporate headquarters, the proceeds of its public stock offerings, internally generated funds, cash on hand and its line of credit will be adequate to fund its anticipated needs through at least the end of fiscal 1997.

IMPACT OF INFLATION

  The Company does not believe that inflation has had a material, adverse effect on net sales or results of operations. The Company has generally been able to pass on increased costs through increases in selling prices.

                                   BUSINESS

GENERAL

  Just For Feet is a rapidly growing operator of superstores specializing in brand-name athletic and outdoor footwear. The Company's goal is to become the leading athletic and outdoor footwear retailer in each of its markets by offering the largest selection of brand-name shoes, superior customer service and technical sales assistance in a high-energy, entertaining store environment. The Company, which began with a single mall-based store in 1977, opened its first superstore in 1988 and since that time has focused on developing and refining its superstore concept. There are presently 40 "Just For Feet" stores operating in twelve states, including seven stores operated by the Company's only franchisee.

  To support its continuing rapid growth, the Company has added new personnel in the areas of regional management, finance, new store construction and management information systems. The Company has implemented a divisional/regional management structure to more efficiently direct the operation of the growing number of Company stores. The Company believes that this structure will improve the Company's ability to control and monitor individual store performance as Just For Feet continues its new store growth.

ATHLETIC AND OUTDOOR FOOTWEAR INDUSTRY

  In 1995, total retail sales of athletic and outdoor footwear in the United States were over $11 billion. The industry historically has been served by a variety of distribution channels, including mall-based specialty athletic footwear retailers, department stores, traditional shoe stores, traditional sporting goods stores and, more recently, sporting goods superstores. The Company believes each of these formats has inherent limitations. For example, while mall-based specialty athletic footwear retailers, department stores and traditional sporting goods stores typically carry the leading brands of athletic footwear at manufacturers' suggested retail prices, these stores can offer only a limited number of styles and sizes due to the limited floor space available. In addition, sporting goods superstores and other discount retailers generally offer a limited selection of brands and styles.

  To address these limitations, the Company has developed a prototype 15,000 to 20,000 square foot superstore (approximately two-thirds of which is devoted to selling space). Its larger store format allows the Company to display and support a dominant selection of brand-name athletic and outdoor shoes, with between five to 10 times the number of styles found in the stores of most competing retailers. Further, by emphasizing the training and testing of its sales associates in the increasingly sophisticated and rapidly changing technology employed by the manufacturers of athletic and outdoor shoes, the Company has been able to provide a level of service which it believes exceeds that found in most traditional specialty retailers of athletic footwear.

BUSINESS STRATEGY

  The Company's goal is to become the leading retailer of brand-name athletic and outdoor footwear in each of the markets it serves. The key components of its strategy to achieve this goal are:

  Dominant Selection of Brand-Name Athletic and Outdoor Footwear. The Company seeks to offer a larger selection of brand-name athletic and outdoor footwear in terms of styles, sizes, and price points than any of its competitors. Just For Feet carries most of the leading athletic brands, such as Nike, Reebok, New Balance, Adidas, Fila, Asics and Converse, as well as outdoor footwear brands such as Timberland and Rockport. The Company seeks to offer virtually all styles in the brands it carries. The Company sells shoes for almost every sport and recreational activity, including running, basketball, cross training, tennis, aerobics, hiking, golf, football, baseball, soccer, walking and wrestling. In addition, in the first quarter of fiscal 1995, the Company added a selection of in-line skates. The Company carries shoes in sizes ranging from infants' size one to men's size 21. Just For Feet superstores carry approximately 2,500 to 4,500 styles of athletic and outdoor footwear as compared to an estimated 200 to 700 styles typically offered by conventional mall-based athletic footwear retailers, department stores and sporting goods superstores. In addition to offering most sizes in most styles, Just For Feet carries a complete selection of widths in those styles which are offered in multiple widths.

  Entertaining Shopping Experience. The Company strives to create an exciting and high-energy shopping experience in its prototype superstores through the use of bright colors, upbeat music, an enclosed "half-court" basketball court for use by customers, a multi-screen video bank, a snack bar featuring popcorn and Chicago-style hot dogs and appearances by sports celebrities. In addition, certain of the Company's newer superstores feature an hourly laser light show and an updated store design which depicts the structure of a stadium around the perimeter of the main selling floor. The Just For Feet prototype superstore features 18 separate branded "concept shops," each displaying the brand's product line and typically built and periodically updated by the vendors to tie into their national advertising campaigns. Each Just For Feet store benefits from the upscale appearance of the branded fixturing. The Company also sponsors creative promotional events such as "Midnight Madness" sales and a family frequent buyer program.

  Superior Customer Service and Technical Sales Assistance. The Company believes that the level of service it provides to customers is an important competitive advantage. Just For Feet is committed to making shopping for athletic and outdoor footwear an enjoyable experience through the employment of knowledgeable, well-trained and energetic sales associates. Because of the large selection of footwear carried and to further differentiate its superstores from other retailers, the Company devotes substantial time and resources to training and testing its employees in footwear technology, the performance attributes of the Company's merchandise and common foot problems. The initial phase of employee training entails a two-week program in which the new employee shadows experienced employees to learn the sales and technical aspects of the business. Employees are allowed to sell the Company's more technical products as they demonstrate increased proficiency. In addition, new store managers and other store management personnel undergo an intensive two- to three-week training program at "Just For Feet University" to enhance their understanding of all aspects of the Company's business. Each employee receives ongoing training through frequent clinics sponsored by vendors and consultation with the Company's technical specialists. The Company is also exploring the possible use of satellite technology for two-way, interactive broadcasting between corporate headquarters and individual superstores. The Company believes that such satellite technology, if properly employed, could be an effective and cost-efficient way to facilitate communication and continuing education on a company-wide basis.

  The Company strives to staff its stores with a high ratio of sales associates to customers to assure prompt and personalized service. Because the Company sells almost every athletic shoe offered by leading brands, its sales associates are able to act as problem solvers for customers and to recommend the ideal shoe with less risk of losing a sale. The Company seeks to retain its nucleus of well-trained sales personnel through bonus payments and opportunities for advancement.

  Competitive Pricing. Just For Feet guarantees that it will match any competitor's advertised price and offers a family frequent buyer program under which the Company gives participating customers the thirteenth pair of shoes free (up to the average purchase price of the previous twelve pairs). In addition, the Company seeks to enhance its reputation for value oriented pricing by offering a limited selection of close-out merchandise at prices generally ranging from 30% to 60% below manufacturers' suggested retail prices displayed in an area at the front of each store called the "Combat Zone." The Company believes that providing a wide selection of competitively priced, brand-name footwear provides superior value to its customers.

EXPANSION STRATEGY

  The Company intends to strengthen its position as a leading operator of athletic footwear superstores by opening a total of 27 new stores during fiscal 1996 and the first quarter of fiscal 1997, with approximately 16 stores expected to open in fiscal 1996 and approximately 11 stores expected to open in the first quarter of fiscal 1997. The Company intends to open six additional stores prior to the end of fiscal 1997, for a total of 60 Company-owned stores. In addition to its prototype stores, the Company has opened three, and has plans to open an additional four, high-visibility, high-profile "flagship" stores in selected locations. Flagship stores, which are not necessarily larger than the prototypical Just For Feet store, provide added entertainment features designed to generate and maintain customer excitement. The Company's expansion strategy is to open stores in new and existing metropolitan markets, including those markets with the potential for multiple sites, which enables the Company to capture advertising and operating efficiencies. In addition, the Company will continue to open stores in smaller, single store markets. The Company has either executed or negotiated leases with respect to all 27 stores currently slated to open during fiscal 1996 and the first quarter of fiscal 1997. The Company is actively reviewing numerous additional sites.

  Management generally seeks to open one store in a chosen market for every 400,000 to 500,000 residents. As a result, multiple stores opened in larger markets such as Atlanta, Phoenix, and Kansas City derive significant benefit from advertising and operating efficiencies. More recently, the Company has also focused on opening single superstores in mid-sized metropolitan markets such as Huntsville, Alabama and Knoxville, Tennessee. In addition, the Company continues to evaluate select opportunities to expand internationally, but presently has no formal plans for such expansion. The Company has explored and may continue to explore aquisitions of entities employing an altered format to that of Just For Feet.

  Because the Company's vendors drop ship merchandise directly to the stores, the Company's expansion plans are dependent more on the attractiveness of individual store sites than the logistical constraints that would be imposed by a central distribution center. The Company plans to open primarily free-standing stores in high traffic, high visibility locations typically on outparcels of or adjacent to shopping malls. The Company's strategy is to concentrate its efforts on opening Company operated stores.

  The Company leases all but three of its existing stores and intends to lease all new stores. The Company estimates that its total cash requirements to open each new prototype superstore, including store fixtures and equipment, leasehold improvements, net working capital and pre-opening costs, typically ranges from $1.2 to $2.0 million, depending on the extent of vendor and landlord assistance, while the total cash outlay required to open a flagship superstore typically approximates $2.5 million.

  In order to access markets too small to support a traditional Just For Feet superstore, the Company is contemplating the introduction of a smaller store offering a more limited selection of athletic and outdoor footwear. These stores, which would operate under a name other than "Just For Feet," would be located in either smaller markets not served by a Just For Feet superstore with populations less than 200,000, or in certain areas of markets currently served by Just For Feet. Management anticipates that, should it elect to pursue this new concept, it would be developed either internally by Just For Feet or through the acquisition of an existing athletic and outdoor footwear retailer currently operating in the manner envisioned for the new stores. The Company has engaged in preliminary discussions with an existing athletic footwear retailer regarding a potential acquisition by the Company, but such discussions are in the very early stages and no prediction can be made as to whether this or any other acquisition by the Company will be pursued or consummated. In addition, no assurance can be given that the Company will proceed with the development of the new concept or, if implemented, that it will be successful or that it will not have a material adverse effect on the Company's operating results.

STORE LOCATIONS

  The following map shows the location of existing Just For Feet stores as of May 31, 1996:




                              [MAP APPEARS HERE]





JUST FOR FEET SUPERSTORE

  Large Store Format. The prototype 15,000 to 20,000 square foot Just For Feet superstore has approximately three to four times the selling space of leading mall-based specialty athletic footwear retailers. This large store format enables each Just For Feet superstore to offer approximately 2,500 to 4,500 styles as compared to an estimated 200 to 700 styles typically offered in a conventional mall-based athletic footwear store. The store layout permits customers to locate shoes by brand (e.g. Nike, Reebok, New Balance) or category (e.g. running, basketball, tennis). One shoe of each regularly stocked style is located in the appropriate branded concept shop and the other is presented on a full three-wall display arranged by category which surrounds the fitting area at the back of the store. These displays, which emphasize current, in-season products, are complemented by the "Combat Zone," where Just For Feet regularly highlights special values on close-outs and other special-purchase merchandise. The Company strives to create an exciting and high-energy shopping experience in its superstores through the use of bright colors, upbeat music, an enclosed "half-court" basketball court for use by customers, a multi-screen video bank and a snack bar featuring popcorn and Chicago-style hot dogs.

  In-Store Warehousing. The Company does not operate a centralized distribution center but typically devotes approximately one-third of the square footage of each superstore to warehouse space. Each store receives regular shipments directly from vendors and stocks merchandise in an area behind (or above) the selling floor not visible to customers. The Company employs warehouse personnel at each store in order to free sales associates to attend to customers and to enhance inventory control. This decentralized distribution system enables the Company to receive merchandise at each store on a timely basis and avoid the time and expense of handling merchandise twice. The Company believes its in-store warehousing strategy also permits it to maintain deep inventory positions in core styles and to stock its stores more fully in advance of peak selling periods.

  Operations. The Company has established a three-tiered management system for store operations, presently consisting of four regional directors, 12 divisional directors and a store director for each store. Each store is managed by a store director, two store managers, and up to six assistant managers, depending on the sales volume of the store. Store directors report to a divisional director, who in turn reports to a regional director.

  The sales staff of individual stores ranges from approximately 20 to 85 employees depending on the size of the store and the time of year. The Company's policy is to staff its stores sufficiently to ensure that all customers receive prompt personalized attention. Store directors and managers are paid a salary, while all other store employees are paid on an hourly basis. The Company provides an incentive compensation plan for virtually all employees. Store director and manager incentive plans are based primarily upon store profitability and inventory shrinkage compared to budget. Sales associates are eligible for semi-annual bonus payments based on their individual sales performances.

  The Company experiences inventory shrinkage rates which it believes are below the retail industry average. Management attributes its low shrinkage rate to stocking footwear off the selling floor, employment of security personnel at each superstore, the use of surveillance systems and the reduced handling associated with the Company's in-house warehousing system.

  Customer Convenience. Just For Feet stores operate seven days per week. To enhance customer convenience, normal hours for superstores located on outparcels of shopping malls are thirty minutes prior to the mall's opening until thirty minutes after the mall's closing. Superstores are open on all holidays except Christmas, Thanksgiving and Easter.

MANAGEMENT INFORMATION SYSTEM

  Control of the Company's merchandising activities is currently maintained by a fully integrated point-of-sale (POS), inventory, and management information system which permits management personnel to monitor inventory and store operations on a daily basis and to determine weekly operating results by store. Bar-coding all merchandise and using scanners at the point of sale allows the inventories of all stores to be automatically adjusted and sales automatically logged as customers check out. Purchasing, tracking and receiving systems provide efficient and timely distribution of merchandise to each store. Systems are in place to review sales information by store, category or employee in order to focus on store needs and employee productivity and motivation. In-store information systems are linked directly to the corporate office by leased lines.

  In addition, in order to improve operational productivity, facilitate timely decision making and support the Company's future growth, in December 1995 the Company substantially completed implementation of enhanced systems capabilities utilizing a fully integrated software system on an IBM AS/400 platform. The Company invested $2.1 million in the upgrade. The Company's enhanced systems provide management with the capability to track sales, gross margin and inventory levels by store, by stock keeping unit and by sales associate on a real-time basis. Management believes that the Company's enhanced systems will be able to support the Company's planned growth for the foreseeable future.

COMPETITION

  The retail athletic footwear industry is highly competitive. The Company competes primarily with sporting goods superstores, athletic footwear specialty stores, department stores, discount stores, traditional shoe stores, traditional sporting goods stores and mass merchandisers and other athletic footwear superstores, many of which are units of national or regional chains that have substantially greater financial and marketing resources than the Company and several of which have developed their own superstore concepts. Within the past two years, new independent athletic footwear retailers have opened superstores similar in format to those of the Company that, in some instances, are competing directly with the Company. The Company may face periods of intense competition in the future which could have an adverse effect on its financial results.

TRADEMARKS

  The Company owns the following federally registered service marks (in design form): "Just For Feet," "Just For Feet, World's Largest Athletic Shoe Store," and "Just For Feet, Where The 13th Pair is FREE!". The Company believes its marks are valuable and, accordingly, intends to maintain its marks and the related registrations. The Company is not aware of any pending claims of infringement or other challenges to the Company's right to use its marks in the United States.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

          NAME           AGE                            POSITION
          ----           ---                            --------
Harold Ruttenberg.......  53 Chairman of the Board, President and Chief Executive Officer
Robert C. Wabler........  47 Executive Vice President, Chief Financial Officer and Director
Adam J. Gilburne........  33 Executive Vice President
Don-Allen Ruttenberg....  29 Vice President
Scott C. Wynne..........  29 Vice President and Secretary
Bart Starr, Sr..........  62 Director
Michael P. Lazarus......  40 Director
Randall L. Haines.......  53 Director
David F. Bellet.........  49 Director

  Mr. Harold Ruttenberg is the founder of the Company and has served as its Chairman, President and Chief Executive Officer since its inception in 1977.

  Mr. Wabler has been employed by the Company since May 1993 and was elected Executive Vice President, Chief Financial Officer and a director in August 1993. From 1989 to May 1993, Mr. Wabler was Senior Vice President--Finance and Administration of The Athlete's Foot Group where his responsibilities included personnel, inventory systems, financial controls and reporting, and commercial and investment banking relationships.

  Mr. Gilburne served as Vice President--Store Operations of the Company from March 1994 to December 1994, at which time he was promoted to Executive Vice President--Merchandising. Mr. Gilburne previously owned and operated a franchised Just For Feet store in San Antonio, Texas, which the Company acquired in March 1994. From 1986 until 1993, Mr. Gilburne was the President of a chain of baby and children's furniture stores located in Las Vegas, Nevada.

  Mr. Don-Allen Ruttenberg has served as Vice President since 1987 and was elected Vice President--Merchandising in January 1994. Since 1987, Mr. Ruttenberg has been actively involved in the merchandising aspects of the Company, focusing on footwear technology. Mr. Ruttenberg is the son of Mr. Harold Ruttenberg.

  Mr. Wynne has been employed by the Company since 1985 and has served as operations manager since 1990 with specific responsibilities in inventory control, distribution, management information systems and traffic. He was elected Vice President--Store Operations in January 1994 (which title was changed to Vice President--Administration in March 1994) and corporate secretary in August 1995.

  Mr. Starr has served as a director of the Company since August 1993. He has served as the Chairman of the Board of Healthcare Realty Management, a real estate development company, since 1990 and from 1984 to 1990 was a partner in RAL Management Group, also a real estate development company. From 1956 to 1972, Mr. Starr was a professional football player for the Green Bay Packers of the National Football League. He presently serves as a spokesperson for the Company.

  Mr. Lazarus has served as a director of the Company since August 1993. Mr. Lazarus has served as a Managing Partner of Weston Presidio Capital Management, L.P., a venture capital firm, since 1991. From 1986 to 1991, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities.

  Mr. Haines has served as a director of the Company since May 1994. Mr. Haines has served as President of Compass Bank-Birmingham since February 1996. From January 1993 to January 1996, Mr. Haines served as President of Compass Bank of Huntsville, Alabama. From 1986 to January 1993, Mr. Haines served as Commercial Banking Manager of Compass Bank of Birmingham, Alabama.

  Mr. Bellet has been Chairman of Crown Advisors Ltd., a private investment counseling firm, since founding the firm in 1981. He is also a general partner in the limited partnerships managed by Crown in the venture capital industry. From 1969 to 1981, Mr. Bellet was a Vice President of Citibank in the Investment Management Group. Mr. Bellet also serves on the Board of Directors of One Price Clothing Stores.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  Based solely on information furnished to the Company, the following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of the date of this Prospectus (unless otherwise indicated) and as adjusted to give effect to the offering, by (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each director and executive officer of the Company, and (iii) all officers and directors as a group.

                                   BENEFICIAL
                                    OWNERSHIP
                                  PRIOR TO THE                     BENEFICIAL OWNERSHIP
                                    OFFERING      NUMBER OF SHARES  AFTER THE OFFERING
                                -----------------    TO BE SOLD    -----------------------
 NAME OF BENEFICIAL OWNER (1)    SHARES   PERCENT IN THE OFFERING    SHARES      PERCENT
 ----------------------------   --------- ------- ---------------- ------------ ----------
Harold Ruttenberg (2).......... 4,763,256  26.9%       583,186        3,810,596     20.9%
Pamela B. Ruttenberg (3)....... 1,847,372  10.4        369,474        1,477,898      8.1
FMR Corp. (4).................. 1,868,900  10.6            --         1,868,900     10.3
Metropolitan Life Insurance
 Company (5)................... 1,080,100   6.1            --         1,080,100      5.9
State Street Research &
 Management Company (6)........   986,800   5.6            --           986,800      5.4
Karl B. Friedman, as Trustee
 for the Pamela B. Ruttenberg
 Irrevocable Children's Trust
 (7)...........................   434,924   2.5         86,985          347,939      1.9
Adam J. Gilburne (8)...........   203,498   1.1         40,700          162,798       *
Robert C. Wabler (9)...........   182,321   1.0         36,464          145,857       *
Ruttenberg Family Foundation
 (10)..........................   109,100     *         17,309           91,791       *
Don-Allen Ruttenberg (11)......    39,705     *          7,941           31,764       *
Scott C. Wynne (11)............    39,705     *          7,941           31,764       *
Randall L. Haines (12).........    12,725     *            --            12,725       *
Michael P. Lazarus (13)........    12,500     *            --            12,500       *
Bart Starr, Sr.................     6,768     *            --             6,768       *
David F. Bellet................       --    --             --               --        *
All executive officers and
 directors as a group (8
 persons) (14)................. 5,260,478  29.5%       676,232        4,214,772     23.0%
                                                     ---------
                                                     1,150,000
                                                     =========

- --------
 * Less than 1%
(1) Unless otherwise indicated, each person has sole voting and investment power as to all such shares. Shares of Common Stock underlying options to purchase Common Stock are deemed to be outstanding for the purpose of computing the outstanding Common Stock owned by the particular person and by the group, but are not deemed outstanding for any other purpose.
(2) Harold Ruttenberg and Pamela B. Ruttenberg are husband and wife. Includes 2,915,884 shares owned directly by Harold Ruttenberg and 1,847,372 shares held by him as Trustee under a Voting Trust Agreement for the benefit of Pamela B. Ruttenberg which terminates in 2003. Mr. Ruttenberg's address is 153 Cahaba Valley Parkway North, Birmingham, Alabama 35124.
(3) Represents shares held by Harold Ruttenberg as Voting Trustee for Pamela
    B. Ruttenberg, with respect to which Mr. Ruttenberg has voting power. Mrs. Ruttenberg retains the power to dispose of such shares. Mrs. Ruttenberg's address is 153 Cahaba Valley Parkway North, Birmingham, Alabama 35124.
(4) Based upon a statement on Schedule 13G dated March 8, 1996 filed by FMR Corp. These shares include 54,600 shares over which FMR Corp. has sole voting power and 1,868,900 over which FMR Corp. has sole dispositive power. The Company makes no representation as to the accuracy or completeness of the information reported. FMR Corp.'s business address is 82 Devonshire Street, Boston, Massachusetts 02109.
(5) Based upon a statement on Schedule 13G dated February 13, 1996 filed by Metropolitan Life Insurance Company. The Company makes no representation as to the accuracy or completeness of the information reported. The business address of Metropolitan Life Insurance Company is One Madison Avenue, New York, New York 10010.
(6) Based upon a statement on Schedule 13F dated May 15, 1996 filed by State Street Research & Management Company ("State Street"). State Street disclaims any beneficial interest in the shares. The Company makes no representation as to the accuracy or completeness of the information reported. State Street's business address is One Financial Center, 30th Floor, Boston, Massachusetts 02111-2690.

(7) Trust is for the benefit of the three adult children of Harold and Pamela Ruttenberg. The shares held in the trust are allocated pro rata among the three children. Mr. Friedman disclaims beneficial ownership of the shares in the trust.
(8) Includes 48,168 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days. Excludes 109,752 shares subject to outstanding options to purchase Common Stock which will become exercisable at various dates in the future.
(9) Includes 27,025 shares owned by Mr. Wabler's wife. Excludes 133,509 shares subject to outstanding options to purchase Common Stock which will become exercisable at various dates in the future.
(10) Shares held by the Ruttenberg Family Foundation for the benefit of the Birmingham Jewish Federation. The Ruttenbergs disclaim beneficial ownership of the shares held by the Foundation.
(11) Includes 39,705 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days. Excludes 63,970 shares subject to outstanding options to purchase Common Stock which will become exercisable at various dates in the future.
(12) Includes 12,500 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days. Excludes 27,500 shares subject to outstanding options to purchase Common Stock which will become exercisable at various dates in the future.
(13) Represents shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days. Excludes 27,500 shares subject to outstanding options to purchase Common Stock which will become exercisable at various dates in the future.
(14) Includes outstanding options to purchase an aggregate of 152,578 shares of Common Stock held by executive officers and directors which are exercisable within 60 days. Excludes 426,201 shares subject to outstanding options to purchase Common Stock which will become exercisable at various dates in the future.

                                 UNDERWRITING

  The Underwriters, Montgomery Securities, The Robinson-Humphrey Company, Inc., William Blair & Company, L.L.C. and Robertson, Stephens & Company LLC, have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                        NUMBER
   NAME OF UNDERWRITER                                                 OF SHARES
   -------------------                                                 ---------
   Montgomery Securities..............................................
   The Robinson-Humphrey Company, Inc. ...............................
   William Blair & Company, L.L.C.....................................
   Robertson, Stephens & Company LLC .................................
                                                                       ---------
     Total............................................................ 1,650,000
                                                                       =========

  The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 247,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, its directors and officers, certain of the Selling Shareholders and certain other existing shareholders of the Company have agreed, subject to certain limited exceptions, that they will not, without the prior written consent of Montgomery Securities, offer, sell or otherwise dispose of any shares of Common Stock, or any right to acquire such shares, for a period of 180 days from the date of this Prospectus.

  In connection with this offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however if all independent bids are lowered below the passive market marker's bid, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, Atlanta, Georgia. Certain matters will be passed upon for the Underwriters by Alston & Bird, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of Just For Feet, Inc. and subsidiaries as of January 31, 1996 and for each of the three years in the period ended January 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein and are so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on the Nasdaq National Market and reports and other information concerning the Company may also be inspected and copied at the office of the Nasdaq Stock Market, Inc. 9513 Key West Avenue, Rockville, Maryland 20850.

  The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission are hereby incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended January 31, 1996;
    2. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996; and
    3. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on March 4, 1994.

  In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary of Just For Feet, Inc. at the Company's principal offices located at 153 Cahaba Valley Parkway North, Birmingham, Alabama 35124, telephone number (205) 403-8000.

                                                          [PICTURE APPEARS HERE]





[PICTURE APPEARS HERE]





                                                          [PICTURE APPEARS HERE]





[PICTURE APPEARS HERE]

================================================================================

  No dealer, representative or any other person has been authorized to give in-formation or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Sharehold-ers or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a so-licitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Selected Financial Data...................................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   18
Management................................................................   24
Principal and Selling Shareholders........................................   26
Underwriting..............................................................   28
Legal Matters.............................................................   29
Experts...................................................................   29
Available Information.....................................................   29
Incorporation of Certain Documents By Reference...........................   29

===============================================================================


===============================================================================

                                1,650,000 SHARES


                       [JUST FOR FEET LOGO APPEARS HERE]

                                  COMMON STOCK

                              ------------------

                                   PROSPECTUS

                              ------------------

                             Montgomery Securities

                             The Robinson-Humphrey
                                Company, Inc.

                            William Blair & Company

                         Robertson, Stephens & Company

                                       , 1996

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses of issuance and distribution of the Common Stock, other than underwriting discounts, are as follows:

   Securities and Exchange Commission Registration Fee................ $ 35,870
   National Association of Securities Dealers, Inc. Filing Fee........   10,903
   Legal Fees and Expenses............................................  100,000
   Accounting Fees and Expenses.......................................  120,000
   Printing and Engraving.............................................   50,000
   Blue Sky Fees and Expenses.........................................   15,000
   Miscellaneous......................................................  118,227
                                                                       --------
     TOTAL............................................................ $450,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 10-2B-8.51 of the 1994 Alabama Business Corporation Act (the "Alabama Act") provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director of the Company against liability incurred in the proceeding if the individual conducted himself in good faith and, in the case of conduct in his official capacity with the Company, reasonably believed that his conduct was in the best interests of the Company or, in all other cases that the conduct was at least not opposed to the best interests of the Company, and, in the case of any criminal proceeding, he has no reasonable cause to believe his conduct was unlawful. A corporation may not, however, indemnify a director under section 8.51 of the Alabama Act (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
(ii) in connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

  Sections 10-2B-8.52 and 10-2B-8.56 of the Alabama Act provide that a corporation shall indemnify a director or officer who was successful in the defense of any proceeding, or of any claim, issue or matter in such proceeding, where he was a party because he is or was a director or officer of the corporation, against reasonable expenses incurred in connection therewith, notwithstanding that he was not successful on any other claim, issue or matter in any such proceeding.

  Sections 10-2B-8.53 and 10-2B-8.56(b) of the Alabama Act provide that a corporation may pay for or reimburse the reasonable expenses incurred by a director, officer, employee or agent of the corporation who is a party to a proceeding in advance of final disposition of the proceeding if (i) such individual furnishes the corporation a written affirmation of good faith belief that he met the standard of conduct required for permissive indemnification set forth in section 10-2B-8.51 of the Alabama Act; (ii) such individual furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that such person did not meet such standard of conduct or is not otherwise entitled to indemnification under section 8.51 unless indemnification is approved by the court under section 8.54; and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Alabama Act.

  Article 11 of the Amended and Restated Certificate of Incorporation of Just For Feet, Inc. provides that the Company shall indemnify every director or officer against expenses and liabilities reasonably incurred by him in connection with any claim, action, suit or proceeding to which he is a party by reason of his being or having been a director or officer of the Company, or, at the Company's request, a director, officer, employee or agent of any corporation of which the Company is a shareholder or creditor, provided such director or officer acted in good faith in what he reasonably believed to be the best interest of the Company, and in addition, in any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The exhibits listed below are filed with or incorporated by reference into this Registration Statement. The exhibits which are denominated with an asterisk (*) were previously filed as part of, and are hereby incorporated by reference from either (i) the Company's Registration Statement on Form S-1 under the Securities Act of 1933, Registration No. 33-74404 ("S-1"), or (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996 ("10-Q"). Unless otherwise indicated, the exhibit number corresponds to the exhibit number in the referenced document.

 S-K REFERENCE
    NUMBER                                DESCRIPTION
 -------------                            -----------
    1          Form of Underwriting Agreement.
   *3(i).1     Articles of Amendment, dated May 28, 1996, amending the
               Company's Amended and Restated Articles of Incorporation. (10-Q)
   *4          Specimen of Common Stock Certificate of the Company. (S-1)
    5          Opinion of Smith, Gambrell & Russell.
   *10.6.2     Amendment No. 3 to Employee Incentive Stock Option Plan. (10-Q)
   *10.50      Master Revolving Promissory Note dated October 24, 1995 in the principal amount of $10,000,000 payable to Compass Bank. (10-Q)
    23.1       Consent of Deloitte & Touche LLP.
               Consent of Smith, Gambrell & Russell (contained in their opinion
    23.2       filed as Exhibit 5).
    24.1       Power of Attorney (included on signature page)

  (b) All financial statement schedules of Just For Feet, Inc. and subsidiaries have been omitted as they are not required under the related instructions or are inapplicable.

ITEM 17. UNDERTAKINGS

  (1) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (3) The undersigned registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUND TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON THIS 31ST DAY OF MAY, 1996.

                                          Just For Feet, Inc.

                                          By:      /s/ Robert C. Wabler
                                              ---------------------------------
                                                     Robert C. Wabler
                                            Executive Vice President and Chief
                                                     Financial Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS HAROLD RUTTENBERG AND ROBERT C. WABLER AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, INCLUDING A REGISTRATION STATEMENT FILED UNDER RULE 462(B) OF THE SECURITIES ACT OF 1993, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURES                          TITLE               DATE

       /s/ Harold Ruttenberg           Chairman of the Board of  May 31, 1996
- -------------------------------------   Directors, President
          HAROLD RUTTENBERG             and Chief Executive
                                        Officer (Principal
                                        Executive Officer)

        /s/ Robert C. Wabler           Vice President, Chief     May 31, 1996
- -------------------------------------   Financial Officer and
          ROBERT C. WABLER              Director (Principal
                                        Financial and
                                        Accounting Officer)

       /s/ Michael P. Lazarus          Director                  May 31, 1996
- -------------------------------------
         MICHAEL P. LAZARUS

        /s/ Bart Starr, Sr.            Director                  May 31, 1996
- -------------------------------------
           BART STARR, SR.

       /s/ Randall L. Haines           Director                  May 31, 1996
- -------------------------------------
          RANDALL L. HAINES

                                       Director                  May  , 1996
- -------------------------------------
           DAVID F. BELLET

                                 EXHIBIT INDEX

 S-K REFERENCE
    NUMBER                  DESCRIPTION                PAGE
 -------------              -----------                ----
     1         Form of Underwriting Agreement.
     5         Opinion of Smith, Gambrell & Russell.
    23.1       Consent of Deloitte & Touche LLP.